Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

August 19, 2011

Dear Mr. Skinner

We received your comment letter dated August 11, 2011 regarding our Form 40-F filed February 24, 2011 for the year ended December 31, 2010. Our response to the additional comments is as follows:

Engineering Comments

Form 40-F for Fiscal Year Ending December 31, 2010 filed February 24, 2011

Proven and Probable Reserves, page 9

1.

We note your response to prior comment 1 in which you state the historical resource cutoff grade of 0.40 gold equivalent grams per tonne (g/t) was retained for your resource estimate to provide continuity with past disclosures and that your proven and probable cutoff grade was determined by economic values, but ranged from 0.27 to 0.37 gold equivalent g/t based of differing recoveries and rock types. Recognizing your reserve cutoff grade was lower than that used for your resource disclosure, please explain supplementally whether additional disclosure for your resources at lower cutoff grades would have been beneficial.

Our disclosure of resource cut-off grades includes presentation of the Dolores Mine mineral resource at multiple cut-off grades ranging from 0.30 gold equivalent grams per tonne to 5.0 gold equivalent grams per tonne.

Minefinders has historically presented resources at several cut-off grades because it enables consideration of the effects of changes in process, mining cut-off, and other factors on the resource. The cut-off grade of 0.27 to 0.37 gold equivalent grams per tonne used in the independently prepared NI 43-101 technical report dated March 25, 2008 entitled “Technical Report on the Mineable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico” (the “Gustavson report”) to estimate the proven and probable reserves is substantially consistent with the low end of the range of resource cut-off grades presented in the Gustavson report of 0.30 gold equivalent grams per tonne. We also note that CAM concluded in the independently prepared NI 43-101 technical report dated July 26, 2007 entitled “Technical Report Dolores Gold-Silver Project, Chihuahua State, Mexico” (the “CAM report”) that actual mining cut-off grades might end up higher or lower than the range presented, but that it is certainly consistent to report the resource at these cut-offs.

Note that the disclosure of multiple resource cut-off grades is included in the Gustavson and CAM reports which have been filed on SEDAR and submitted to the SEC on Form 6-K and are incorporated by reference in our Annual Information Form on Form 40-F for the fiscal year ended December 31, 2010. While we agree that presentation of resources using a cut-off range is beneficial, we believe that the disclosure as presented in our publicly filed documents is appropriate and complete.

2.

We note your response to comment 2 stating that your filings preceded the completion of an updated mineral resource/reserve report and review, which are presently reflected on your website. Please provide supplementally your updated resource and reserve estimation report for the Dolores Mine that was prepared by Minefinders Corporation personnel and the independent review prepared by Chlumsky, Armbrust, and Meyer.

While the reserve and resource update disclosure included in the May 4, 2011 press release entitled "Minefinders Provides Reserve and Resource Update for its Dolores Mine", was prepared by Minefinders Corporation personnel and reviewed by Chlumsky, Armbrust and Meyer LLC, the Company has not filed and is not required to file an updated resource and reserve estimation report for the Dolores Mine pursuant to section 4.2(1)G)(ii) of National Instrument 43-101as the reserve and resource update does not disclose for the first time a change in mineral resources and reserves from the most recently filed technical report that constitutes a material change.

Notwithstanding the above, the Company is completing and intends to file an independently reviewed 43-101 compliant technical report on the reserve and resource update in accordance with section 4.2(12) of Companion Policy 43-101CP. This report is being completed to support disclosure in the Company's Annual Information Form to be filed in 2012 in the event that no other technical reports are filed prior to the AIF filing.

3.

We note your response to comment 4 in which you indicate the information requested may be found in your quarterly and annual reports. We partially re-issue comment 4. Please provide the non-public data set for your operation in 2008 supplementally.

Production information for 2008 is as follows:

Production Results	2008
Ore tonnes mined	2,928,975
Waste tonnes mined	15,645,277
Total tonnes mined	18,574,252
Strip ratio (waste to ore)	5.34
Ore tonnes stockpiled (removed from stockpile)	1,804,801
Ore tonnes stacked on the pad	1,124,174
Average gold grade per tonne stacked	0.43
Average silver grade per tonne stacked	23.50
Gold ounces produced	3,093
Silver ounces produced	57,378
Gold ounces sold	2,440
Silver ounces sold	42,800

In connection with our responses above, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Subsequent to your review, should you have any questions or further comments on our responses above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA
Chief Financial Officer
Minefinders Corporation Ltd.